UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 9)
                             -----------------------

                              THOUSAND TRAILS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   917326-10-0
                                 (CUSIP Number)
                             -----------------------

                                IRIS B. ROSKEN 1/
                       Carl Marks Management Company, L.P.
                              135 East 57th Street
                             New York, NY 10022-2032
                            Tel. No.: (212) 909-8400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 APRIL 22, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

                               Page 1 of 27 Pages

--------
1/ Copy to: John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064,
    Tel: (212) 373-3000.

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                         Page 2 of 27 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              3,436,863 shares
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             3,436,863 shares

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,436,863 shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       41.2%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                         Page 3 of 27 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Strategic Investments II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       WC

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              1,140,481 shares
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             1,140,481 shares

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,140,481 shares

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.5%

14     TYPE OF REPORTING PERSON

       PN

       --------------

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                         Page 4 of 27 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Carl Marks Management Company, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                      7      SOLE VOTING POWER

      NUMBER OF              4,577,344 shares
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                None
        WITH
                      9      SOLE DISPOSITIVE POWER

                             4,577,344 shares

                      10     SHARED DISPOSITIVE POWER

                             None

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,577,344 shares 2/

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       54.9%

14     TYPE OF REPORTING PERSON

       PN, IA

       --------------

2/ Includes shares also reported herein as beneficially owned by other Reporting Persons. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                         Page 5 of 27 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Andrew M. Boas

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF, PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              31,569 shares
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                4,896,917 shares
        WITH
                      9      SOLE DISPOSITIVE POWER

                             31,569 shares

                      10     SHARED DISPOSITIVE POWER

                             4,896,917 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,928,486 shares 3/

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       59.0%

14     TYPE OF REPORTING PERSON

       IN

       --------------

3/ Includes shares also reported herein as beneficially owned by other Reporting Persons. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 917326-10-0                                         Page 6 of 27 Pages
          -----------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert C. Ruocco

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

       AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen

                      7      SOLE VOTING POWER

      NUMBER OF              None
       SHARES
 BENEFICIALLY OWNED   8      SHARED VOTING POWER
 BY EACH REPORTING
       PERSON                4,894,329 shares
        WITH
                      9      SOLE DISPOSITIVE POWER

                             None

                      10     SHARED DISPOSITIVE POWER

                             4,894,329 shares

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,894,329 shares 4/

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       58.7%

14     TYPE OF REPORTING PERSON

       IN

       --------------

4/ Includes shares also reported herein as beneficially owned by other Reporting Persons. See Item 5.

                                                              Page 7 of 27 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 9 to Schedule 13D (this "Amendment") relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Thousand Trails, Inc. (formerly USTrails Inc.), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234.

         This Amendment is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Amendment further amends a
Schedule 13D, dated January 9, 1992, as previously amended by Amendment No. 1, dated February 7, 1992, Amendment No. 2, dated November 17, 1992, Amendment No. 3, dated March 9, 1993, Amendment No. 4, dated June 30, 1994, Amendment No. 5, dated November 13, 1995, Amendment No. 5, dated August 8, 1996, Amendment No. 6, dated December 20, 1996, Amendment No. 7, dated January 10, 1997 and Amendment No. 8, dated November 6, 1997 (the "Original Schedule 13D").

         Except as amended hereby, the responses in the Original Schedule 13D remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) The persons filing this Amendment are (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership ("Partnership I"); (ii) Carl Marks Strategic Investments II, L.P., a Delaware limited partnership ("Partnership II," and, together with Partnership I, the "Partnerships"); (iii) Carl Marks Management Company, L.P., a Delaware limited partnership and the sole general partner of the Partnerships (the "General Partner"); and (iv) Messrs. Andrew M. Boas and Robert C. Ruocco, the two general partners of the General Partner (the Partnerships, the General Partner and Messrs. Boas and Ruocco being sometimes referred to herein collectively as the "Reporting Persons").

         This Schedule reports the direct beneficial ownership of the Common Stock by (i) the Partnerships; (ii) a managed institutional advisory account (the "Account"); and (iii) various other holders affiliated with Mr. Boas. The investment manager of the Account is Carl Marks Offshore Management, Inc., a New York corporation (the "Manager"). The two individuals who are Reporting Persons, Messrs. Boas and Ruocco, are executive officers of the Manager and share responsibility for investment decisions made by the Manager for the Account.

         The Reporting Persons are filing this Amendment in the event that they are deemed a "group" for purposes of Section 13(d) and Rule13d-1(f) under the Exchange Act, because of their relationships. Neither such filing nor anything set forth herein shall be deemed to be an admission that such a "group" exists.

         (b) The principal business of each of the Partnerships is investment in securities. The principal business of the General Partner and the Manager is investment management including the management of the Partnerships and the Account, respectively. The business address of each of the Partnerships, the General Partner and the Manager is 135 East 57th Street, New York, New York 10022.

         The principal business of each of Messrs. Boas and Ruocco is acting as general partner of the General Partner and as executive officers of the Manager. In addition to serving as a general partner of the General Partner, Mr. Boas is a Vice President of Carl Marks & Co., Inc., which through affiliates is engaged in a broad variety of investment activities, including securities trading, money management, venture capital, real estate investing, corporate merchant banking and workout activities. The business address of Messrs. Boas and Ruocco is 135 East 57th Street, New York, New York 10022.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Stock Purchase Agreement, which is summarized in Item 6 and attached as Exhibit 1 hereto, Partnership I purchased 768,098 shares of Common Stock for $4,032,514.50 in cash, and Partnership II purchased 450,000 shares of Common Stock for $2,362,500.00 in cash. The source of funds was the investment capital of Partnership I and Partnership II. As part of the same transaction, Sean Mathis, who is unrelated to the Reporting Persons and a member of the board of directors of the Company, purchased 20,000 shares of Common Stock for $105,000.00 in cash. The per share price paid by each of Partnership I, Partnership II and Mr. Mathis was $5.25 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons consummated the transactions described herein in order to acquire a significant interest in the Company and for investment purposes.

         Messrs. Boas and Ruocco own beneficially approximately 59% of the outstanding shares (including shares issuable upon exercise of certain warrants), and Partnership I constitutes the largest direct shareholder of the Company, holding 41.2% of its outstanding stock (including shares issuable upon exercise of certain warrants). The Reporting Persons have the power to elect a majority of the board of directors of the Company and thereby to control the management of the Company, but they have no present intention to change the management and policies of the Company.

                                                              Page 8 of 27 Pages

         The Reporting Persons expect to consult frequently with management concerning the Company's operations and future plans. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions, stock market conditions and performance of the Common Stock, each of the Reporting Persons may retain or from time to time dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. However, in his capacity as a director of the Company, Mr. Boas will necessarily consider proposals from time to time regarding the business and affairs of the Company, including matters of the nature referred to above. If any such matter is presented to the board of directors, Mr. Boas intends to act thereon in accordance with his judgment at the time.

         In connection with the acquisition of shares of Common Stock reported herein, on April 5, 1999, the Company required that the Reporting Persons enter into a Stockholder Agreement with it (the "Stockholder Agreement"). The Stockholder Agreement limits the ability of the Reporting Persons and their affiliates from entering into Extraordinary Transactions (as defined below) with the Company by requiring the prior approvals of either (a) the board of directors of the Company (including a majority of Disinterested Directors (as defined below)) or (b) the other stockholders of the Company. In any stockholder vote under clause (b) above, the Reporting Persons and their affiliates have agreed to vote or cause to be voted their shares of Common Stock in the same proportion as the votes cast by or on behalf of the other stockholders of the Company on such Extraordinary Transaction. The Stockholder Agreement also requires the Reporting Persons and their affiliates (a) to be represented in person or by proxy at all stockholder meetings considering Extraordinary Transactions and (b) to require any of their transferees, who as a result of a transfer of shares by the Reporting Persons or their affiliates, acquires a majority of the voting securities of the Company, to be bound by the provisions of the Stockholder Agreement.

         For purposes of the foregoing summary of the Stockholder Agreement, the following terms have the following meanings:

         "Associate" means (1) a corporation or organization (other than the Company) of which the Reporting Persons or any of their affiliates is, directly or indirectly, the beneficial owner of 20% or more of any class of equity securities, (2) any trust or other estate in which the Reporting Persons or any of their affiliates has a substantial beneficial interest or as to which the Reporting Persons or any of their affiliates serves as trustee or in a similar capacity, and (3) any of the Reporting Persons' or their affiliates' relatives or spouses or any relatives of such spouses, who have the same home as the Reporting Persons or their affiliates.

                                                              Page 9 of 27 Pages

         "Disinterested Director" means a director who is not one of the Reporting Persons or any of their affiliates and who does not have a Material Relationship with the Reporting Persons or any of their affiliates.

         "Extraordinary Transaction" means (1) any "Rule 13e-3 transaction" as defined by Rule 13e-3 of the Exchange Act as in effect on the date hereof, or
(2) the adoption of any plan or proposal for the liquidation or dissolution of the Company, or any spin-off or split-up of any kind involving the Company, in any case (whether pursuant to clause 1 or 2) that was proposed by or on behalf of the Reporting Persons or any of their affiliates or Associates.

         "Material Relationship" means (1) being a member of a "group" (as defined in Regulation 13D-G of the Exchange Act) with one of the Reporting Persons or any of their affiliates or Associates with respect to the Common Stock, (2) being an Associate of one of the Reporting Persons or any of their affiliates, or (3) having a relationship with one of the Reporting Persons or any of their affiliates or Associates that would otherwise be required to be disclosed pursuant to Item 404(b) of Regulation S-K of the Exchange Act if such person were a nominee or director and if the Reporting Persons or any of their affiliates or Associates were deemed to be the registrant for definitional purposes of such Item.

         The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Partnership I owned beneficially 3,436,863 shares of Common Stock (including 194,521 shares issuable upon exercise of certain warrants), constituting approximately 41.2% of the outstanding shares. In its capacity as general partner of Partnership I, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

         As of the date hereof, Partnership II owned beneficially 1,140,481 shares of Common Stock, constituting approximately 14.5% of the outstanding shares. In its capacity as general partner of Partnership II, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas and Ruocco.

         As of the date hereof, the Account owned beneficially 316,985 shares of Common Stock, constituting approximately 4.0% of the outstanding shares, which shares may be deemed also owned beneficially by the Manager in its capacity as investment manager for the Account and, in their capacity as executive officers of the Manager, by Messrs. Boas and Ruocco.

                                                             Page 10 of 27 Pages

         As of the date hereof, Mr. Boas owned beneficially directly 31,569 shares of Common Stock, including 20,000 shares issuable upon the exercise of certain options, and the Boas Trusts, for the benefit of Mr. Boas' children as to which Mr. Boas and his wife are trustees, owned beneficially 2,588 shares of Common Stock, together constituting approximately 0.4% of the outstanding shares.

         By reason of the foregoing (and ownership previously reported in the Original Schedule 13D), as of the date hereof the Reporting Persons owned beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) Partnership I, 3,436,863 shares (including 194,521 shares issuable upon exercise of certain warrants) (41.2%); (ii) Partnership II, 1,140,481 shares (14.5%); (iii) the General Partner, 4,577,344 shares (including 194,521 shares issuable upon exercise of certain warrants) (54.9%); (iv) Mr. Boas, 4,928,486 shares (including 194,521 shares issuable upon exercise of certain warrants and 20,000 shares issuable upon exercise of certain options) (59.0%); and (v) Mr. Ruocco, 4,894,329 shares (including 194,521 shares issuable upon exercise of certain warrants) (58.7%).

         (b) Partnership I has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 3,436,863 shares (including 194,521 shares issuable upon exercise of certain warrants) of Common Stock.

         Partnership II has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 1,140,481 shares of Common Stock.

         The General Partner has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 4,577,344 shares (including 194,521 shares issuable upon exercise of certain warrants) of Common Stock.

         Mr. Boas has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 31,569 shares (including 20,000 shares issuable upon exercise of certain options) of Common Stock. He shares such powers to vote and to dispose of 4,896,917 shares (including 194,521 shares issuable upon exercise of certain warrants) of Common Stock.

         Mr. Ruocco shares the powers to vote or direct the vote and to dispose of or direct the disposition of 4,894,329 shares (including 194,521 shares issuable upon exercise of certain warrants) of Common Stock.

         (c) Except as described in Item 4, or as previously reported in the Original Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

         (d) No person other than the Reporting Persons and the other persons referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from the sale of the shares of Common Stock listed in this Item 5.

                                                             Page 11 of 27 Pages

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the acquisitions reported herein of shares of Common Stock by Partnership I and Partnership II, on April 22, 1999, SC Fundamental Value Fund, LP and SC Fundamental Value Fund BVI, Inc. (together, the "Sellers") and Partnership I, Partnership II, and Sean Mathis, who is unrelated to the Reporting Persons and a member of the board of directors of the Company (collectively, the "Buyers") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which, subject to the terms and conditions therein, the Buyers agreed to purchase 1,238,098 shares of Common Stock of the Company for an aggregate purchase price of $6,500,014.50 (or $5.25 per share). Partnership I purchased 768,098 shares of Common Stock for $4,032,514.50, Partnership II purchased 450,000 shares of Common Stock for $2,362,500.00, and Mr. Mathis purchased 20,000 shares of Common Stock for $105,000.00. The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

         In addition, the Stockholder Agreement which is summarized in Item 4 is incorporated in this Item 6 by reference as if fully set forth herein.

         Other than as set forth above or in Item 4, or as previously reported in the Original Schedule 13D, none of the Reporting Persons, to the best knowledge of such persons, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                                             Page 12 of 27 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number                          Description
------                          -----------

1. Stock Purchase Agreement, dated as of April 22, 1999, by and among SC Fundamental Value Fund, LP, and SC Fundamental Value BVI, Inc. and Partnership I, Partnership II, and Sean Mathis.

2. Stockholder Agreement, dated April 5, 1999, by and among the Company and Partnership I, Partnership II, the General Partner, Andrew M. Boas and Robert C. Ruocco.

                                                             Page 13 of 27 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 1999

                                    CARL MARKS STRATEGIC INVESTMENTS, L.P.

                                    By: Carl Marks Management Company, L.P.,
                                          its general partner

                                        By: /s/ Andrew M. Boas
                                            ------------------
                                            Name:  Andrew M. Boas
                                            Title: General Partner

                                    CARL MARKS STRATEGIC INVESTMENTS II, L.P.

                                    By: Carl Marks Management Company, L.P.,
                                          its general partner

                                        By: /s/ Andrew M. Boas
                                            ------------------
                                            Name:  Andrew M. Boas
                                            Title: General Partner

                                    CARL MARKS MANAGEMENT COMPANY, L.P.

                                        By: /s/ Andrew M. Boas
                                            ------------------
                                            Name:  Andrew M. Boas
                                            Title: General Partner

                                    ANDREW M. BOAS

                                            By: /s/ Andrew M. Boas
                                                ------------------

                                    ROBERT C. RUOCCO

                                            By: /s/ Robert C. Ruocco
                                                --------------------

                                                             Page 14 of 27 Pages

                                  EXHIBIT INDEX

                                                                      Sequential
   Exhibit                                                               Page
   Number                      Description                              Number
   ------                      -----------                              ------

     1.       Stock Purchase Agreement, dated as of April 22, 1999,       15
              by and among SC Fundamental Value Fund, LP, and SC
              Fundamental Value BVI, Inc. and Partnership I,
              Partnership II, and Mr. Mathis.

     2.       Stockholder Agreement, dated April 5, 1999, by and          23
              among the Company and Partnership I, Partnership II, the General Partner, Mr. Boas and Mr. Ruocco.